Exhibit 4.2

DESCRIPTION OF THE COMMUNITY FINANCIAL CORPORATION’S COMMON STOCK

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Wellesley Bancorp, Inc. (the “Company”) is incorporated in the State of Maryland. The rights of our shareholders are generally covered by Maryland law and our articles of incorporation and bylaws (each as amended and in effect on the date hereof). The terms of our common stock are therefore subject to Maryland law, including the Maryland General Corporation Law, and the common and constitutional law of Maryland.

This exhibit describes the general terms of our common stock. This is a summary and does not purport to be complete. Our articles of incorporation and bylaws as they exist on the date of this Annual Report on Form 10-K are incorporated by reference or filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and amendments or restatements of each will be filed with the Securities and Exchange Commission (the “SEC”) in future periodic or current reports in accordance with the rules of the SEC. You are encouraged to read these documents.

For more detailed information about the rights of our common stock, you should refer to our articles of incorporation and bylaws and the applicable provisions of Maryland law, including the Maryland General Corporation Law (the “MGCL”), for additional information.

General

The Company is authorized to issue fourteen million (14,000,000) shares of common stock having a par value of $.01 per share and one million (1,000,000) shares of preferred stock having a par value of $.01 per share.

The Company’s common stock is currently listed for quotation on the Nasdaq Capital Market under the symbol “WEBK.”

Common Stock

Dividends. The holders of common stock of Wellesley Bancorp, Inc. will be entitled to receive and share equally in dividends as may be declared by the board of directors of the Company out of funds legally available for dividends. If the Company issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Because there are no issued and outstanding shares of the Company’s preferred stock, the holders of the Company’s common stock have exclusive voting rights in the Company. They elect the Company’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Company’s board. Generally, each holder of the Company’s common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues preferred stock, holders of Wellesley Bancorp preferred stock may also possess voting rights.

The Company’s articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of the Company or any subsidiary or a trustee of a plan.

The Company can generally amend or repeal provisions of the articles of incorporation as prescribed by the MGCL without action of the stockholders (if no such stockholder approval is required for the proposed amendment or repeal under the MGCL). Notwithstanding the foregoing, the articles of incorporation provide that certain amendments to the articles of incorporation relating to a change in control of the Company and certain other corporate actions must be approved by at least 75% of the outstanding shares entitled to vote.

Our articles of incorporation provide that our bylaws may not be adopted, repealed, altered, amended or rescinded by stockholders except by the affirmative vote of the holders of at least 75% of the voting stock.

Liquidation. If there is any liquidation, dissolution or winding up of Wellesley Bank, the Company, as the sole holder of Wellesley Bank’s capital stock, would be entitled to receive all of Wellesley Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Wellesley Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive all of the assets of the Company available for distribution after payment or provision for payment of all its debts and liabilities. If the Company issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of the Company will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Certain Charter and Bylaw Provisions Affecting Stock

Our articles of incorporation contain several provisions that may make the Company a less attractive target for an acquisition of control by anyone who does not have the support of the Company’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of stockholders to approve certain amendments to the articles of incorporation relating to a change in control and certain other corporate actions, several special procedural rules, and a staggered board of directors.

Preferred Stock

Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.